TC

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03054236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44540



FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

RECEIVED APR 01 2003 183

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McLaughlin Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1517 North Point Suite 478
(No. and Street)

San Francisco (City) CA (State) 94123 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Carson (650) 726-0594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AIC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

1255 Post St. Suite 904 San Francisco, CA 94109-6712
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William H. Carson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin Capital Markets, Inc., as of December 31st, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

State of California, San Mateo County
Sworn to before me this 31 day of March 2003

Signature

Financial Principal
Title

Notary Public


CARLOS GARCIA
COMM. # 1320220
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Expires SEP 08, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaughlin Capital Markets, Inc.

Financial Statements

For the year ended December 31, 2002

With Independent Auditors' Report

McLaughlin Capital Markets, Inc.
December 31, 2002

Table of Contents



A I C
A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS
AHMAD, INC. CPAS

1255 Post Street, Suite 904
San Francisco, California 94109-6712
TEL 415.292.0760 TOLL FREE 888.922.0760
FAX 415.292.2489 EMAIL cpas@insightAIC.com

Independent Auditors' Report

Board of Directors
McLaughlin Capital Markets, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of McLaughlin Capital Markets, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of McLaughlin Capital Markets, Inc. at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, & III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 22, 2003

McLaughlin Capital Markets, Inc.
Statement of Financial Condition
December 31, 2002

ASSETS:

Current assets:

Cash and cash equivalents	$	6,780
Clearing organization receivable (note 3)		1,750
Deposits and prepaid expenses		443
Total current assets		8,973
Total assets	$	8,973

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Financial Condition
December 31, 2002

LIABILITIES AND STOCKHOLDER'S EQUITY:		
Current liabilities:		
Accounts payable and accrued expenses	$	1,316
Clearing organization payable (note 3)		8,500
State income tax payable		800
Total current liabilities		10,616
Commitments and contingent liabilities		-
Stockholder's equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding		5,000
Additional paid-in capital		1,545,793
Accumulated deficit		(1,552,436)
Total stockholder's equity		(1,643)
Total liabilities and stockholder's equity	$	8,973

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Income and Accumulated Deficit
December 31, 2002

Revenue: (note 2)	$	62,600
Expenses:		
Clearing charges (note 5)		18,816
Legal, accounting and professional expense (note 5)		9,832
Office supplies and expense		106
Regulatory fees		725
Other operating expenses		1,297
Total expenses		30,776
Income before income taxes		31,824
Charge for income taxes (note 2)		(800)
Net income		31,024
Accumulated deficit at January 1, 2002		(1,583,460)
Accumulated deficit at December 31, 2002	$	(1,552,436)

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2002

	Common Stock Number of Shares	Common Stock Amount		Additional Paid-in Capital		Retained Earnings		Total Stockholder's Equity
Balances at January 1, 2002	1,000	$ 5,000	$	1,584,514	$	(1,583,460)	$	6,054
Capital withdrawals				(38,721)				(38,721)
Net income						31,024		31,024
Balances at December 31, 2002	1,000	$ 5,000	$	1,545,793	$	(1,552,436)	$	(1,643)

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.
Statement of Cash Flows
December 31, 2002

Cash flows from operating activities:		
Net income	$	31,024
Adjustments to reconcile net income to net cash from operating activities:		
Increase in clearing account receivable		(1,750)
Decrease in prepaid expenses		74
Increase in accounts payable and accrued expenses		1,165
Increase in clearing account payable		8,500
Total adjustments to net income		7,989
Net cash from operating activities		39,013
Cash flows from investing activities:		
		-
Cash flows from financing activities:		
Capital withdrawals		(38,721)
Net cash used by financing activities		(38,721)
Increase in cash		292
Cash and cash equivalents at beginning of year		6,488
Cash and cash equivalents at end of year	$	6,780
SUPPLEMENTAL INFORMATION:		
Income tax paid	$	800

The accompanying notes are an integral part of these financial statements.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2002

(1) ORGANIZATION AND NATURE OF BUSINESS

McLaughlin Capital Markets, Inc. (the "Company"), was organized in October 1991 as a California corporation, and is a registered broker-dealer with the Securities and Exchange Commission. The Company engages in principal and agency transactions in equity securities on a fully disclosed basis.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash and cash equivalents

The Company maintains its cash account at a bank. The balance in this account may, at times, exceed federally insured limits. The Company has not experienced any losses in such account, and believes it is not exposed to any significant credit risk on this cash account.

The Company considers all highly liquid investments with an original maturity of 12 months or less when purchased, to be cash equivalents.

(b) Furniture, equipment and leasehold improvements

Furniture and equipment are recorded at cost and include improvements that significantly add to their productivity or extend their useful lives. Costs of maintenance and repairs are charged to expense. Upon retirement or disposal of such assets, the costs and related depreciation and amortization are removed from the accounts, and a gain or loss, if any, is reflected in the earnings for both financial statement and income tax reporting purposes. Depreciation and amortization are calculated using accelerated and straight line methods over the estimated useful lives of the assets, ranging from 3 to 7 years.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS (continued)

December 31, 2002

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Statement of cash flows

For the purposes of statement of cash flows, the term cash and cash equivalent includes cash, certificates of deposits and cash deposit at clearing organizations.

(d) Revenue recognition

Principal transactions are recorded on the trade date. Commission revenue is recorded on the settlement date. Revenue and expenses on a settlement date basis are not materially different from a trade date basis.

During the year ended December 31, 2002, the Company generated commission revenue of $ 62,600 solely as an introducing broker. An introducing broker is a broker-dealer that accepts customer orders but elects to clear the orders through another broker for cost efficiencies.

(e) Use of estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

(f) Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk are cash, cash equivalents, and commissions receivable. The Company places its cash and cash equivalents in depository accounts of highly rated financial institutions.

The Company is engaged in brokerage activities with a clearing organization. In the event that this organization does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing organization. It is the Company's policy to review, as necessary, the credit standing of the clearing organization.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS (continued)

December 31, 2002

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

At December 31, 2002, 100% of commission receivables were concentrated with one customer. Commissions earned from this customer totaled 100% of the Company's revenue for the year ended December 31, 2002.

(g) Income taxes

The Company has elected S corporation status for federal and state income tax purpose. As a result, the taxable income or loss of the Company is reported on the individual tax return of its shareholder and any resulting income tax is the obligation of the shareholder. For federal income tax purposes, no income tax is levied at the corporate level; however, for California income tax purposes, a tax of 1.5% of taxable income is levied at the corporate level or a minimum tax of $800. At December 31, 2002, the Company has net operating loss carryforwards of $ 538,684 available to reduce future state taxable income. These losses expire through year 2007.

(3) RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Clearing organization receivable of $ 1,750 consists of commissions earned from these transactions.

Clearing organization payable of $ 8,500 consists of funds advanced to the Company.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) uniform net capital rule (Rule 15c3-1) which requires the company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined.

During 2002, the Company's net capital fell below SEC's minimum net capital requirements. As a result, the Company is restricted from conducting any securities business, until the Company can comply with the minimum net capital requirements. At December 31, 2002, the Company had a net capital deficiency of ($2,086). The Company's aggregate indebtedness to net capital ratio was (1.39) to 1.

McLaughlin Capital Markets, Inc.

NOTES TO THE FINANCIAL STATEMENTS (continued)

December 31, 2002

(5) EXPENSES

(a) Clearing Charges

During the year, the Company generated commission revenue of $ 62,600 solely as an introducing broker. The clearing organization retains approximately 30% of this revenue as clearing charges. At December 31 2002, clearing charges amounted to $ 18,816.

(b) Legal, Accounting and Professional Expense

During the year, the Company incurred accounting and FINOP fees totaling $9,832.

(6) GOING CONCERN

The shareholder made net capital withdrawals of $ 38,721 from the Company. These withdrawals generated a stockholder's equity deficiency of ($1,643) that contributed to the Company's failure to meet its minimum net capital requirements at December 31, 2002.

Although the Company has a stockholder's equity deficiency, it has a commitment from its sole shareholder for additional contributions to ensure that it will meet its minimum net capital requirements and continue as a going concern.

(7) SUBSEQUENT EVENTS

During the first quarter of 2003, the Company has not generated any commission revenue from clearing organization transactions.

McLaughlin Capital Markets, Inc.

SUPPLEMENTARY INFORMATION

McLaughlin Capital Markets, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2002

NET CAPITAL		
Total stockholder's equity qualified for net capital	$	(1,643)
Less: Non allowable assets		
Prepaid expenses		(443)
Net capital deficiency	$	(2,086)
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accounts payable and accrued expenses		1,316
Clearing organization payable		8,500
Total aggregate indebtedness	$	9,816
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENT		
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $9,816 ($ 655) or $ 5,000 whichever is greater		5,000
Net capital deficiency	$	(7,086)
Ratio: Aggregate indebtedness to net capital deficiency		(1.39) to 1

McLaughlin Capital Markets, Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (continued)

December 31, 2002

RECONCILIATION WITH COMPANY'S COMPUTATION (included in part II of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	8,530
Less: Clearing organization payable		(8,500)
Accrued accounts payable		(1,316)
State income tax payable		(800)
		(2,086)
Net capital deficiency per above computation	$	(2,086)

McLaughlin Capital Markets, Inc.

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2002

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (ii). All customer transactions are processed in accordance with Rule 15c3-1 (a) (2).

McLaughlin Capital Markets, Inc.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3

December 31, 2002

The Company claims an exemption under Rule 15c3-3 (K)(2)(ii) and therefore is not subject to the possession and control provisions of Rule 15c3-3.



A I C

A Professional Corporation

CERTIFIED PUBLIC ACCOUNTANTS
AHMAD, INC. CPAS

1255 Post Street, Suite 904
San Francisco, California 94109-6712
TEL 415.292.0760 TOLL FREE 888.922.0760
FAX 415.292.2489 EMAIL cpas@insightAIC.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
McLaughlin Capital Markets, Inc.
San Francisco, California

In planning and performing our audit of the financial statements of McLaughlin Capital Markets, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by McLaughlin Capital Markets, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital rule under 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for the Company are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

AIC, Certified Public Accountants

AIC, Certified Public Accountants
San Francisco, California
March 22, 2003

AIC